UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company") Notification of PDMR Interests

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom ap Simon
2	Reason for the notification
a)	Position/status	President - Higher Education and Virtual Learning
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc
	Identification code	ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs through the Company's U.S. Employee Stock Purchase Plan in respect of the offering period from 1 January 2024 to 30 June 2024.
c)	Price(s) and volume(s)	Volume: 579.0388 Price: $10.3620 per ADR
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 579.0388 Aggregated price: $6,000
e)	Date of the transaction	12 July 2024
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 July 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary